Exhibit 10

SELLERS’ REPRESENTATIVE AGREEMENT

This SELLERS’ REPRESENTATIVE AGREEMENT (this “Agreement”) is made and entered into as of December 28, 2020 by and among Rush Street Interactive GP, LLC, Gregory A. Carlin and Neil G. Bluhm regarding certain matters relating to (i) the sellers’ representative under that certain Business Combination Agreement, dated as of July 27, 2020 (as amended, restated, amended and restated, or otherwise modified from time to time, the “Business Combination Agreement”), by and among dMY Technology Group, Inc. (to be re-named Rush Street Interactive, Inc., “Pubco”), Rush Street Interactive, LP, dMY Sponsor, LLC and the sellers party thereto (collectively, the “Sellers”), which includes Gregory A. Carlin and the Greg and Marcy Carlin Family Trust (collectively, with any of their respective Permitted Transferees (as defined in the Investor Rights Agreement), the “GAC Parties”), and (ii) the representative under the Ancillary Agreements (as defined in the Busines Combination Agreement) (such Ancillary Agreements and the Business Combination Agreement, collectively, the “Transaction Agreements”). Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the applicable Transaction Agreements.

Pursuant to the Transaction Agreements, Rush Street Interactive GP, LLC has been designated as a representative (in such capacity, the “Sellers’ Representative”) in which such capacity it has the right to undertake certain actions on behalf of all Sellers and their Permitted Transferees, including the GAC Parties. Further, pursuant to the Investor Rights Agreement, upon and after consummation of the transactions contemplated by the Business Combination Agreement, the Sellers’ Representative has the right to nominate a certain number of directors to the board of directors of Pubco (the “Board”).

The parties hereto acknowledge that, pursuant to its operating agreement, as of the date hereof, all actions and decisions of the Sellers’ Representative are effectively controlled by Neil G. Bluhm and his descendants (the “Bluhms”). Pursuant to this Agreement, Sellers’ Representative agrees that it will consult with Gregory A. Carlin on any material matters on which the Sellers’ Representative takes action, or fails to take action, that impact, or would be reasonably likely to impact, the GAC Parties in any material and adverse manner and that is different from the impact on the other Sellers and their Permitted Transferees prior to the Sellers’ Representative taking or failing to take such action.

Further, the Sellers’ Representative agrees that, for so long as the Sellers’ Representative maintains the right to nominate at least seven (7) directors to the Board, Gregory A. Carlin shall have the right to nominate two (2) of such directors with one being himself and, at and after such time as the Sellers’ Representative has the right to nominate less than seven (7) directors to the Board, Gregory A. Carlin will only have the right to nominate one (1) such director (with that being himself); provided that at such time as the Sellers’ Representative only has the right to nominate two (2) directors to the Board, then Gregory A. Carlin shall have the right to nominate one (1) of those two (2) directors (with that being himself) for as long as he remains Chief Executive Officer of Pubco with such right to appoint himself as director expiring upon the first to occur of (i) Gregory A. Carlin no longer being Chief Executive Officer of Pubco or (ii) the Sellers’ Representative only having the right to nominate one (1) director to the Board.

In the event that the rights and obligations of Sellers’ Representative under any of the Transaction Agreements are assigned or otherwise transferred to another person or entity, the rights of Gregory A. Carlin herein shall continue to apply with respect to such other person or entity and it shall be a condition to such assignment or other transfer that the person or entity holding such rights and obligations assume the agreements of the Sellers’ Representative hereunder.

This Agreement is conditioned on and shall become effective upon the consummation of the transactions contemplated by the Business Combination Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties hereto with respect to the rights provided to Gregory A. Carlin herein (and supersede any employment agreement terms related to the subject matter hereof) and all of the Transaction Agreements and the operating agreement of Sellers’ Representative otherwise remain in full force and effect. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned or amended, directly or indirectly, by any party hereto without the prior written consent of the other parties hereto. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Illinois, without giving effect to any choice of law or conflict of laws rules or provisions (whether of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Illinois. Each of the parties submits to the exclusive jurisdiction of the federal and state courts located in Cook County, Illinois in any proceeding arising out of or relating to this Agreement, agrees that all claims in respect of any such proceeding shall be heard and determined in any such court and agrees not to bring any proceeding arising out of or relating to this Agreement in any other courts.

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IN WITNESS WHEREOF, the parties hereto have executed this Sellers’ Representative Agreement as of the date first above written.

RUSH STREET INTERACTIVE GP, LLC:

By:	/s/ Neil G. Bluhm
Name: Neil G. Bluhm
Its: Manager

GREGORY A. CARLIN:

/s/ Gregory A. Carlin

GREG AND MARCY CARLIN FAMILY TRUST:

By:	/s/ Gregory Carlin
Name: Gregory Carlin
Its: Trustee

NEIL G. BLUHM:

/s/ Neil G. Bluhm

[SIGNATURE PAGE TO SELLERS’ REPRESENTATIVE AGREEMENT]